

MAGNA

First Quarter Report – 2003

Totally Driven

First Quarter Report

To the Shareholders of Magna International Inc.
[Unaudited]
[United States dollars in millions, except per share figures]

| | For the three months ended | |
	March 31, 2003	March 31, 2002
Sales	**$ 3,766**	$ 3,121
Net income	**$ 162**	$ 153
Diluted earnings per share	**$ 1.65**	$ 1.65
Average number of diluted shares outstanding *(millions)*	**95.8**	90.6

HIGHLIGHTS

Magna posted record sales of $3.8 billion for the first quarter ended March 31, 2003, an increase of 21% over the first quarter of 2002. Automotive sales for the first quarter of 2003 increased 22% from the first quarter of 2002. The higher sales reflect a 33% increase in European content per vehicle, a 13% increase in North American content per vehicle, a 16% increase in tooling and other sales, and increased vehicle production in North America and Europe of 2% and 1%, respectively. Sales at MEC for the first quarter of 2003 were $270 million, an increase of 8% over the first quarter of 2002.

Net income for the first quarter of 2003 was $162 million, representing a 6% increase over net income of $153 million for the first quarter of 2002.

Diluted earnings per share of $1.65 for the first quarter of 2003 was unchanged from the first quarter of 2002. Diluted earnings per share for the first quarter of 2003 reflects an increase in net income and a higher average number of diluted shares outstanding due to the Donnelly acquisition in the fourth quarter of 2002.

During the first quarter of 2003 cash generated from operations before changes in non-cash working capital was $330 million. Total investment activities during the quarter were $162 million, including $115 million in automotive fixed assets additions, $13 million in MEC fixed asset additions and $34 million in other assets.

DIVIDENDS

In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended March 31, 2003. The dividend is payable on June 16, 2003 to shareholders of record on May 30, 2003.

OUTLOOK

We remain cautious about North American and European vehicle production volumes for the remainder of 2003 due to uncertainty about general economic conditions and their impact on the global automotive industry.

However, despite the uncertain conditions and their impact, Magna continues to have significant content on new vehicle launches scheduled for the remainder of the year. In North America, we have vehicle content on a number of major programs launching in 2003. These program launches, which include the Cadillac SRX in the second quarter and the Dodge Durango in the third quarter, are expected to generate approximately $500 million in revenue during 2003 and approximately $1.7 billion in revenue when full volumes are achieved in 2004.

In Europe, we have vehicle content on a number of major program launches which are expected to generate approximately $300 million in revenue during 2003 and approximately $1.6 billion in revenue in 2004 when full volumes are achieved. Magna has content on the Jaguar XJ and BMW 5 Series, which will launch in the second quarter. The third quarter will see the launch of the SAAB 9³ convertible and BMW X3, both of which will be assembled at our Magna Steyr facility in Graz, Austria.

We also announced during the first quarter of 2003 that Magna had received our first ever vehicle frame contract from Ford. Magna will produce vehicle frames for the Ford Explorer, North America's best-selling sport utility vehicle, beginning in 2005. The contract, together with our existing frame business, establishes us as the industry leader in the automotive frame business.

Magna continues to have one of the strongest balance sheets in the industry, with cash reserves and little debt. We remain in a strong position, both financially and operationally, to capitalize on new opportunities for continued short-term and long-term growth.

(signed) Belinda Stronach

Belinda Stronach
President and Chief Executive Officer

Magna International Inc.
Management's Discussion and Analysis of Results of Operations and Financial Position

For the three month period ended March 31, 2003

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Magna International Inc. ("Magna" or the "Company") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three month period ended March 31, 2003 and the audited consolidated financial statements for the year ended December 31, 2002, which are both prepared in accordance with Canadian generally accepted accounting principles.

OVERVIEW

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

Public Subsidiaries

- Decoma International Inc. ("Decoma") – exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components
- Intier Automotive Inc. ("Intier") – interior and closure components, systems and modules
- Tesma International Inc. ("Tesma") – highly-engineered engine, transmission and fueling component systems and modules

Wholly Owned Subsidiaries

- Magna Steyr – complete vehicle engineering and assembly of low volume derivative, niche and other vehicles and complete drivetrain technologies
- Cosma International – stamped, hydroformed and welded metal body and chassis systems, components, assemblies and modules
- Magna Donnelly – exterior and interior mirror, lighting and engineered glass systems, including advanced electronics

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack that runs both thoroughbred and standardbred meets, and one greyhound track, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as "XpressBet™" and owns and operates "HorseRacing TV™", a television network focused exclusively on horse racing.

HIGHLIGHTS

The first quarter of 2003 proved to be another successful quarter for Magna. During the first quarter ended March 31, 2003, Magna posted strong financial results, including:

- Automotive sales of $3.5 billion;
- Automotive operating income of $263 million; and
- Diluted earnings per share of $1.65.

2003 OUTLOOK

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

For the second quarter of 2003, the Company expects vehicle volumes will be approximately 4.1 million units in North America and 4.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the vehicle volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the second quarter of 2003 to be between $3.4 billion and $3.6 billion and diluted earnings per share to be in the range of $1.50 to $1.70.

The Company expects full year 2003 vehicle production volumes of approximately 15.8 million units in North America and approximately 16.1 million units in Europe representing a decline of 3% and 1% respectively from 2002 production volumes. Based on expected average dollar content per vehicle in North America and Europe, the vehicle volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the full year 2003 to range from $13.4 billion to $14.3 billion, compared to 2002 automotive sales of $12.4 billion. In addition, diluted earnings per share for 2003 are expected to be in the range of $6.00 to $6.40.

RESULTS OF OPERATIONS

Comparative Period Amounts

Average Foreign Exchange

	2003	2002	Change
1 Canadian dollar equals U.S. dollars	0.662	0.627	+ 5.6%
1 euro equals U.S. dollars	1.073	0.877	+ 22.3%
1 British pound equals U.S. dollars	1.602	1.427	+ 12.3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Total Sales

Total sales were a record of $3.8 billion, reflecting record sales levels at the Company's automotive operations of $3.5 billion and record sales at the Company's non-automotive operations of $270 million.

Automotive Sales

	2003	2002	Change
Vehicle Production Volumes *(millions of units)*			
North America	**4.152**	4.062	+ 2%
Europe	**4.279**	4.251	+ 1%
Average Dollar Content Per Vehicle			
North America	**$ 480**	$ 423	+ 14%
Europe	**$ 276**	$ 207	+ 33%
Automotive Sales			
North American Production	**$ 1,994**	$ 1,717	+ 16%
European Production and Assembly	**1,182**	878	+ 35%
Other Automotive	**320**	277	+ 16%
Total Automotive Sales	**$ 3,496**	$ 2,872	+ 22%

Total automotive sales reached a record level in the first quarter of 2003, increasing by 22% compared to the first quarter of 2002.

North America

North American production sales increased 16% or $277 million, to $2.0 billion. This increase in sales reflects a 14% increase in the Company's North American average dollar content per vehicle combined with a 2% increase in North American vehicle production volumes over the first quarter of 2002.

In North America, the Company's average dollar content per vehicle grew to $480 for the first quarter of 2003 compared to $423 for the first quarter of 2002. The increase in content relates primarily to the acquisition of Donnelly Corporation on October 1, 2002, increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to, the first quarter of 2002, including the Ford U222/U228 (Ford Expedition/Lincoln Navigator) programs, the BMW E85 / E46 (BMW Z4) program, the General Motors GMX357 / Z2 Car (Saturn Ion) program, the DaimlerChrysler CS (Pacifica) program and the Mazda J94A / J56 (Mazda 6) program, higher content and/or production on several programs, including the General Motors GMT800 series (full size trucks and sport utilities), GMT315 (Saturn Vue) and GMX 210 (Impala) programs and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar. These increases in content were partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler RS (minivan) program, and the termination of the Ford Cal1 (Lincoln Blackwood) program in the second quarter of 2002.

Europe

European production and assembly sales increased 35% or $304 million for the first quarter of 2003, which reflects increases in the Company's European average dollar content per vehicle combined with a 1% increase in European vehicle production volumes over the first quarter of 2002.

In Europe, the Company's average dollar content per vehicle grew by 33% or $69 to $276 for the first quarter of 2003 compared to $207 for the first quarter of 2002. The increase in reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar resulted in a $53 increase in European content per vehicle. Also increasing European content were additional sales arising from the acquisition of Donnelly Corporation on October 1, 2002 and the launch of new programs during, or subsequent to the first quarter of 2002, including the DaimlerChrysler RG (minivan) program, the Volkswagen VW756 (Touareg) program and the Renault X83 (Trafic) program. These increases in content were partially offset by a decrease in sales on the DaimlerChrysler W211 (E-Class) program and the termination of the assembly contract for the DaimlerChrysler W163 (M-Class) program in the third quarter of 2002, as DaimlerChrysler consolidated M-Class assembly in its Alabama plant.

Other Automotive

Other automotive sales, which include tooling and engineering sales, were $320 million for the first quarter of 2003, representing an increase of $43 million over the first quarter of 2002. The increase is primarily the result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin – Automotive

Gross margin as a percentage of total automotive sales for the first quarter of 2003 was 17.4% compared to 17.8% for the first quarter of 2002. Magna's overall gross margin percentage decreased as a result of the strengthening of the euro and British pound, each against the U.S. dollar, since more of Magna's consolidated gross margin was earned in Europe in the first quarter of 2003 compared to the first quarter of 2002. Gross margin as a percentage of total automotive sales was also negatively affected by the Donnelly acquisition. European operations and Donnelly both operate at margins that are lower than the Magna average. Also negatively impacting gross margin were increased launch costs related to the substantial amount of business launching during 2003, OEM price concessions and increased tooling and other automotive sales, where gross margins are lower than on production programs. Partially offsetting these declines in gross margin as a percentage of total automotive sales was improved performance and productivity improvements at a number of divisions and the positive impact of higher vehicle production.

Depreciation and Amortization - Automotive

Depreciation and amortization costs increased 19% to $118 million for the first quarter of 2003 compared to $99 million for the first quarter of 2002. The increase in depreciation and amortization in the first quarter of 2003 was primarily due to the acquisition of Donnelly in October 2002, which added $7 million of depreciation expense in the quarter and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar.

Selling, General and Administrative ("SG&A") - Automotive

SG&A expenses as a percentage of total automotive sales increased to 6.7% for the first quarter of 2003 compared to 6.3% for the first quarter of 2002. SG&A expenses were $235 million for the first quarter of 2003, up from $180 million for the first quarter of 2002. The increase in SG&A expenses for the first quarter of 2003 relates primarily to a $19 million increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar, and British pound, each against the U.S. dollar, an additional $12 million of SG&A expenses as a result of the acquisition of Donnelly, and higher costs to support the increase in sales levels, including spending to support new programs.

Interest Income, Net - Automotive

Interest income (net of interest expense of $5 million) was $3 million for the first quarter of 2003, compared to net interest expense of $1 million for the first quarter of 2002. The increase in net interest income reflects lower interest costs as a result of the redemption of the 4.875% Convertible Subordinated Debentures in June 2002, combined with higher interest income resulting from the continued increase in the Company's average net cash position.

Operating Income – Automotive

Automotive operating income for the quarter ended March 31, 2003, was a first quarter record $263 million, compared to $234 million for the first quarter of 2002. The 12% increase in operating income is the result of higher gross margin generated by higher sales, increased interest income and an increase in reported U.S. dollar operating income as a result of the strengthening of the Canadian dollar against the U.S. dollar. These increases were partially offset by higher SG&A spending and depreciation costs in the first quarter of 2003.

Operating Income – Magna Entertainment Corp.

For the three months ended March 31, 2003	Racing Operations	Real Estate Operations	Total
Revenues	$ 266	$ 4	$ 270
Costs and expenses	245	3	248
Operating income - MEC	$ 21	$ 1	$ 22

For the three months ended March 31, 2002	Racing Operations	Real Estate Operations	Total
Revenues	$ 244	$ 5	$ 249
Costs and expenses	214	3	217
Operating income - MEC	$ 30	$ 2	$ 32

Racing Operations

Revenues from racing operations were $266 million for the first quarter of 2003 compared to $244 million for the first quarter of 2002, an increase of $22 million or 9%. The increase in revenues was primarily attributable to the acquisitions of Lone Star Park at Grand Prairie and The Maryland Jockey Club in the fourth quarter of 2002, which increased racetrack revenues in the first quarter of 2003 by $35 million, partially offset by reduced revenues due to lower average daily attendance and correspondingly decreased on-track wagering activities at most facilities.

Operating income from racing operations decreased $9 million to $21 million for the first quarter of 2003. The decrease in operating income from racing operations was primarily the result of the lower contribution margin resulting from decreased wagering revenues at MEC's existing racetracks for reasons specified above, costs incurred at acquired racetracks which were not running live race meets, costs incurred in new business units which were in start-up phase during the current quarter and higher interest costs as a result of the issuance of convertible subordinated notes in December 2002 and higher levels of debt related to acquisitions.

Real Estate Operations

Revenues from real estate operations were $4 million for the first quarter of 2003 compared to $5 million for the first quarter of 2002. Operating income from real estate operations decreased to $1 million for the first quarter of 2003 from $2 million for the first quarter of 2002. No gains on the disposal of real estate were realized during the first quarter of 2003 compared to $1 million for the first quarter of 2002.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity and other income) for the first quarter of 2003 was substantially unchanged from the first quarter of 2002, increasing to 35.2% from 35.1%.

Minority Interest

	Net Income for the three months ended March 31,		Minority Interest Entitlement as at March 31,	
	2003	2002	**2003**	2002
Tesma	$ 16	$ 14	56%	52%
Decoma	$ 28	$ 25	31%	31%
Intier	$ 15	$ 13	11%	11%
MEC	$ 13	$ 19	41%	25%

Minority interest expense increased by $3 million to $24 million for the first quarter of 2003 compared to $21 million for the first quarter of 2002. The increase in minority interest expense is primarily due to higher earnings at Magna's public automotive subsidiaries combined with increased minority interest entitlements at each of Tesma and MEC arising from public stock issuances during July 2002 and April 2002, respectively. Partially offsetting the increase in minority interest expense was lower income at MEC.

Net Income

Net income for the quarter ended March 31, 2003, was a first quarter record of $162 million, representing a 6% increase over the first quarter of 2002 net income of $153 million. The $9 million increase is the result of the $19 million increase in operating income, partially offset by increases in income taxes of $7 million and minority interest expense of $3 million.

Earnings per Share

	2003	2002	Change
Earnings per Class A Subordinate Voting or Class B Share			
Basic	**$ 1.65**	$ 1.73	- 5%
Diluted	**$ 1.65**	$ 1.65	–
Average number of Class A Subordinate Voting and Class B			
Shares outstanding			
Basic	**95.6**	83.4	+ 15%
Diluted	**95.8**	90.6	+ 1%

Diluted earnings per share for the first quarter of 2003 were $1.65, unchanged from the first quarter of 2002. The increase in net income for the first quarter of 2003 was offset by the increase in the weighted average number of shares outstanding during the quarter as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly Corporation in October 2002.

AUTOMOTIVE SEGMENTS

Refer to note 27 of the Company's 2002 audited consolidated financial statements, which explains the basis of segmentation.

	2003		2002	
	Total Sales	**Operating Income**	Total Sales	Operating Income
Public Automotive Operations				
Decoma International Inc.	**$ 577**	**$ 45**	$ 515	$ 40
Intier Automotive Inc.	**1,032**	**29**	879	26
Tesma International Inc.	**269**	**25**	211	21
Wholly Owned Automotive Operations				
Magna Steyr	**527**	**4**	479	10
Other Automotive operations	**1,126**	**109**	816	96
Corporate and Other	**(35)**	**51**	(28)	41
	$ 3,496	**$ 263**	$ 2,872	$ 234

The sales amounts in the segmented discussion below are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma's sales increased by $62 million or 12% to $577 million for the first quarter of 2003. The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle combined with a 2% increase in North American vehicle production volumes.

In North America, the increase in Decoma's dollar content per vehicle was attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, new takeover business including certain General Motors lighting programs, growth in running board sales, sales on programs that launched subsequent to the first quarter of 2002, including the Ford U231 (Aviator) program and the DaimlerChrysler KJ (Liberty) program and DaimlerChrysler AN (Dakota) specialty vehicle program, and strong volumes on other high content programs including the Ford U152 (Explorer) and U204 (Escape) programs and the General Motors GMX 210 (Impala) program. These increases were partially offset by the impact of lower Mexican production sales as a result of lower volumes on the Ford CT120 (Escort) program, the DaimlerChrysler PT Cruiser program and the General Motors GMT 805 (Avalanche) and GMT 806 (Escalade EXT) programs, lower volumes on other high content programs including the DaimlerChrysler LH (Concorde/Intrepid/300M), JR (Stratus/Sebring/Sebring Convertible) and RS (minivan) programs and the Ford WIN126 (Windstar) and EN114 (Crown Victoria/Grand Marquis) programs, the disposition of a non-core operating division in the first quarter of 2002 and the closure of Decoma's specialty vehicle operation in Montreal.

In Europe, content growth was attributable to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar. Content also increased as a result of new program launches in the latter part of 2002 and the first quarter of 2003 including the Volkswagen T5 (Transit Van) program and the DaimlerChrysler E-Class 4MATIC front end module program, the launch of various new Audi production programs and continued strong volumes on the BMW Mini program. These increases were partially offset by a decline in production volumes on the Jaguar X400 program, the cancellation by DaimlerChrysler of the PT Cruiser production in Europe and the completion of the Audi TT hard top program in the third quarter of 2002.

Operating Income

Decoma's operating income increased $5 million or 13% to $45 million for the first quarter of 2003. This increase came primarily in North America as a result of added gross margin generated from higher sales, improved performance at the Company's sealing facility, from ongoing continuous improvement programs and from a $1 million gain on the recognition of a pro-rata amount of Decoma's cumulative translation adjustment account on the permanent repatriation of a portion of Decoma's net investment in its United States operations. The North American improvement in operating income was partially offset by a $4 million gain in the first quarter of 2002 on the sale of a non-core operating division, increased costs incurred to support European sales growth and continued operating inefficiencies at certain European facilities. The operating loss at Decoma's Merplas facility improved slightly despite a significant drop in Merplas' production sales due to lower Jaguar X400 production volumes and despite an increase in the reported U.S. dollar loss as a result of the strengthening of the British pound against the U.S. dollar. Decoma has made significant operational improvements at Merplas. Merplas' future profitability is dependent on filling the facility's open capacity.

Also contributing to Decoma's operating income growth was lower interest expense as a result of debt reduction and a reduction in affiliation fees resulting from amendments during the second quarter of 2002 to Decoma's affiliation agreement with Magna.

Intier Automotive Inc.

Sales

Intier's sales increased by $153 million or 17% to $1,032 million for the first quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe, combined with a 2% increase in North American vehicle production.

In North America, the increase in Intier's dollar content per vehicle relates primarily to programs that launched in the first quarter of 2003, including the DaimlerChrysler CS (Pacifica) program, programs that launched subsequent to the first quarter of 2002, such as the Saturn GMX 357 (Ion) program and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Intier's dollar content per vehicle relates primarily to programs that launched subsequent to the first quarter of 2002, including the Jaguar XJ Series program, Toyota 312N (Avensis) program and Nissan P1 (Micra) program, and an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar.

Operating Income

Intier's operating income increased $3 million or 12% to $29 million for the first quarter of 2003. This increase was primarily a result of a higher gross margin generated by higher sales in North America and Europe, improvements at certain of Intier's operations in Europe, and lower depreciation and amortization expense as a result of the write-down of assets recorded during 2002 and an increase in reported U.S. dollar operating income due to the strengthening of the Canadian dollar against the U.S. dollar. Partially offsetting these increases to operating income were lower selling prices, higher costs related to certain new program launches in North America and Europe, increased affiliation fees, increased SG&A costs associated with the increase in production sales and an increase in reported U.S. dollar operating losses at certain European operations due to the strengthening of the Euro against the U.S. dollar.

Tesma International Inc.

Sales

Tesma's sales increased by $58 million or 27% to $269 million for the first quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe, combined with a 2% increase in North American vehicle production volumes and a 1% increase in European vehicle production volumes.

In North America, the increase in Tesma's dollar content per vehicle reflects increased reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, increased volumes and/or content on several programs, including the General Motors Gen III (full size pickup trucks and SUV family), GM L850 (Cavalier, Sunfire and Ion) and Line 6 (mid size SUV) engine programs, Ford's Modular V8 engine program, and the continuing ramp up in volumes for recent launches including a complex oil pump assembly for Ford's 5R110 transmission and a water pump assembly for Honda's redesigned Accord. Further increasing content were volume increases on certain tensioner and alternator decoupler programs for Ford, GM, Honda and Volkswagen and higher volumes on the GM 1-2 accumulator cover and stator shaft programs produced for GM's 4L60E transmission.

In Europe, the growth in dollar content per vehicle reflects increased reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, the launch of several new programs in the latter part of 2002 including fuel tank assembly programs for Volvo and Volkswagen and fuel filler pipe programs for Ford, Volvo, DaimlerChrysler and Volkswagen, and higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and adaptor extensions supplied to GM (Opel).

Operating Income

Tesma's operating income increased by $4 million or 19%, to $25 million for the first quarter of 2003. The increase in operating income is the result of a higher gross margin generated by increased sales, partially offset by continued price concessions to OEM customers, higher infrastructure and support costs associated with various program launches and continued operating losses at Tesma's die-casting facility in Germany. Also negatively impacting operating income was an increase in depreciation expense as Tesma continues to invest for new business, and higher SG&A costs and affiliation fees, all of which were significantly impacted by a strengthening of the Canadian dollar and euro against the U.S. dollar.

Magna Steyr

Sales

Magna Steyr's sales increased by 10% or $48 million to $527 million. The increase in sales was primarily due to a $104 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar, partially offset by decreases in assembly sales and engineering and tooling revenues.

In Europe, during the first quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2, the Mercedes G-Class, the Chrysler Jeep Grand Cherokee and the Chrysler Voyager vehicles whereas in the first quarter of 2002, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Mercedes M-Class and the Chrysler Jeep Grand Cherokee vehicles. In the first quarter of 2003, Magna Steyr launched the new model of the E-Class 4X2 and later this year Magna Steyr will launch the new 4MATIC version of the E-Class. As a result, volumes on the E-Class 4X2 in the first quarter of 2003 were lower than in the first quarter of 2002, and no E-Class 4MATIC vehicles were assembled in the first quarter of 2003. Magna Steyr's vehicle assembly volumes for the first quarter of 2003 and the first quarter of 2002 were as follows:

	Vehicle Assembly Volumes *(Units)*		
	2003	2002	Change
Full-Costed			
E-Class	**5,079**	7,596	- 33%
G-Class	**2,122**	2,163	- 2%
	7,201	9,759	- 26%
Value-Added			
M-Class	**–**	5,040	- 100%
Jeep	**8,740**	7,766	+ 13%
Voyager	**12,544**	–	n/a
	21,284	12,806	+ 66%
	28,485	22,565	+ 26%

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class, Jeep and Voyager vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Assembly sales, as reported in U.S. dollars, increased $39 million in the first quarter of 2003. The increase in assembly sales was primarily due to a $62 million increase in sales due to the strengthening of the euro against the U.S. dollar. Excluding the effect of translation, assembly sales decreased $23 million as a result of a 26% decrease in the assembly volumes of full-cost vehicles in the first quarter of 2003 over the first quarter of 2002, partially offset by a 66% increase in assembly volumes on value-added vehicles in the first quarter of 2003 over the first quarter of 2002 including assembly of Voyager vehicles, which began in the third quarter of 2002, and higher Jeep vehicle volumes. Also contributing to the decline in assembly sales was the termination of the M-Class program in Europe, reduced E-Class volumes due to the model changeovers for both the 4X2 and 4MATIC versions and lower volumes on the G-Class.

Sales at Magna Steyr's powertrain operations increased by $8 million to $97 million for the first quarter of 2003. The increase in sales is primarily due to an $11 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Operating Income

Magna Steyr reported operating income of $4 million for the first quarter of 2003 compared to operating income of $10 million for the first quarter of 2003. The decrease primarily relates to launch costs incurred with respect to the BMW E83 (X3), SAAB 442 (9³ Convertible) and Mercedes E-Class 4MATIC assembly programs, launch costs for the Mercedes S, E and C program and additional costs incurred with respect to the Eurostar facility purchased in July 2002. These decreases were partially offset by improvements at Magna Steyr's powertrain facilities in Austria.

Other Automotive Operations

Sales

Magna's Other Automotive Operations sales increased by 38% or $310 million to $1,126 million for the first quarter of 2003. The increase in other automotive sales is primarily the result of the acquisition of Donnelly, which added approximately $200 million in sales in the first quarter of 2003, a $72 million increase in reported U.S. dollar sales due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar, and continued strong volumes on certain high content programs in North America. The increase in sales was partially offset an $11 million decrease in sales as a result of the termination of the Ford Cal1 (Lincoln Blackwood) program in the second quarter of 2002.

Operating Income

Magna's Other Automotive Operations operating income increased $13 million to $109 million for the first quarter of 2003. The increase in operating income is the result of the termination of the Ford Cal1 program in the second quarter of 2002, which generated losses in the first quarter of 2002, a higher gross margin generated by higher sales and the acquisition of Donnelly, partially offset by higher interest paid to Magna's corporate office, launch costs and OEM price concessions.

Corporate and Other

Corporate and other operating income of $51 million for the first quarter of 2003 increased $10 million over the first quarter of 2002. The increase primarily relates to interest savings on the redemption of the 4.875% Convertible Subordinated Debentures in June 2002, higher interest income earned on the improved average net cash position and higher affiliation fees received from increased sales.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	2003	2002	Change
Net income	$ 162	$ 153	
Items not involving current cash flows	168	137	
	$ 330	$ 290	$ 40
Changes in non-cash working capital	55	80	
Cash provided from operating activities	$ 385	$ 370	$ 15

Cash flow from operations before changes in non-cash working capital increased by $40 million over the first quarter of 2002 to $330 million for the first quarter of 2003. Cash flow from operations has increased primarily as a result of a $9 million increase in net income and a $31 million increase in non-cash items, including a $19 million increase in depreciation and amortization and a $3 million increase in minority interest. Cash provided by non-cash working capital for the first quarter of 2003 amounted to $55 million which was primarily attributable to increases in accounts payable and other accrued liabilities, partially offset by increases in accounts receivable, inventories and prepaids. Overall, cash flow from operations for the first quarter of 2003 was $385 million, representing an increase of $15 million over the first quarter of 2002.

Capital and Investment Spending

	2003	2002	Change
Fixed assets, investments and other additions	$ (162)	$ (136)	
Purchases of subsidiaries	–	(1)	
Proceeds from disposals	6	10	
Cash used in investing activities	$ (156)	$ (127)	$ (29)

The Company invested $128 million in fixed assets and $34 million in other assets in the first quarter of 2003. Of the total fixed asset spending, $115 million related to the Company's automotive operations and $13 million related to fixed asset spending at MEC. The increase in other assets includes an additional $13 million of long-term tooling receivables primarily related to Mercedes tooling programs, capitalized engineering costs of $10 million, and an $11 million increase in other assets.

For the first quarter of 2003, proceeds from disposals were $6 million, reflecting proceeds from normal course fixed and other asset disposals.

Financing

	2003	2002	Change
Net repayments of debt	$ (7)	$ (53)	
Issues of subordinated debentures by subsidiary	66	–	
Repayments of debentures' interest obligations	(1)	(10)	
Preferred Securities distributions	(6)	(7)	
Issues of Class A Subordinate Voting Shares	2	16	
Issues of shares by subsidiaries	–	1	
Dividends paid to minority interests	(3)	(3)	
Dividends	(32)	(29)	
Cash provided from (used in) financing activities	$ 19	$ (85)	$ 104

In March 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010.

The reduction in repayments of debentures' interest obligations is a result of the conversion and redemption of the 4.875% Convertible Subordinated Debentures during the second quarter of 2002.

During the first quarter of 2002, the Company issued $16 million in Class A Subordinate Voting Shares on the exercise of stock options.

Dividends paid during the first quarter of 2003 were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $32 million. These payments relate to dividends declared in respect of the three month period ended December 31, 2002. The increase in dividends paid for the first quarter of 2003 compared to the first quarter of 2002 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversion and redemption of the 4.875% Convertible Subordinated Debentures during the second quarter of 2002 and on the acquisition of Donnelly in the fourth quarter of 2002.

Financing Resources

During the first quarter of 2003, Magna's cash resources increased by $281 million to approximately $1.5 billion. In addition to its cash resources at March 31, 2003, Magna has unused and available operating lines of credit of approximately $521 million and term lines of credit of approximately $502 million. Of such amounts, Magna's wholly owned operations had cash of $803 million and unused and available operating and term credit facilities of $169 million, while the Company's publicly traded operations had cash of $705 million and unused and available operating and term credit facilities of $854 million.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at March 31, 2003, $35 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's consolidated balance sheet.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2002 Annual Report.

COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 26 of the Company's 2002 audited consolidated financial statements, which describe these claims.

FORWARD-LOOKING STATEMENTS

The contents of this Quarterly Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and Section 27A of the United States Securities Act of 1933. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions; price reduction pressures from customers; pressure to absorb certain fixed costs; increased product warranty risk; impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain customers and vehicle programs; increase in raw material prices; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form on Form 40-F, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Quarterly Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.

Magna International Inc.
Consolidated Statements of Income and Retained Earnings

[Unaudited]
[United States dollars in millions, except per share figures]

	Note	Three months ended March 31, 2003	March 31, 2002
Sales:			
Automotive		$ **3,496**	$ 2,872
Magna Entertainment Corp.		**270**	249
		3,766	3,121
Automotive costs and expenses:			
Cost of goods sold		**2,887**	2,362
Depreciation and amortization		**118**	99
Selling, general and administrative		**235**	180
Interest expense (income), net		**(3)**	1
Equity income		**(4)**	(4)
Magna Entertainment Corp. costs and expenses		**248**	217
Operating income - automotive		**263**	234
Operating income - Magna Entertainment Corp.		**22**	32
Income before income taxes and minority interest		**285**	266
Income taxes		**99**	92
Minority interest		**24**	21
Net income		$ **162**	$ 153
Financing charges on Preferred Securities and other paid-in capital		**(4)**	(9)
Net income available to Class A Subordinate Voting and			
Class B Shareholders		$ **158**	$ 144
Retained earnings, beginning of period		**2,570**	2,217
Adjustment for change in accounting policy relating to goodwill	2	**–**	(42)
Dividends on Class A Subordinate Voting and Class B Shares		**(32)**	(29)
Retained earnings, end of period		$ **2,696**	$ 2,290
Earnings per Class A Subordinate Voting or Class B Share:			
Basic		$ **1.65**	$ 1.73
Diluted		$ **1.65**	$ 1.65
Cash dividends paid per Class A Subordinate Voting or Class B Share		$ **0.34**	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:			
Basic		**95.6**	83.4
Diluted		**95.8**	90.6

See accompanying notes

Magna International Inc.
Consolidated Statements of Cash Flows

[Unaudited]
[United States dollars in millions]

	Three months ended	
	March 31, 2003	March 31, 2002
Cash provided from (used for):		
OPERATING ACTIVITIES		
Net income	$ 162	$ 153
Items not involving current cash flows	168	137
	330	290
Changes in non-cash working capital	55	80
	385	370
INVESTMENT ACTIVITIES		
Automotive fixed asset additions	(115)	(109)
Magna Entertainment Corp. fixed asset additions	(13)	(14)
Purchase of subsidiaries	–	(1)
Increase in other assets	(34)	(13)
Proceeds from disposition of investments and other	6	10
	(156)	(127)
FINANCING ACTIVITIES		
Net repayments of debt	(7)	(53)
Issues of subordinated debentures by subsidiary	66	–
Repayments of debentures' interest obligations	(1)	(10)
Preferred Securities distributions	(6)	(7)
Issues of Class A Subordinate Voting Shares	2	16
Issues of shares by subsidiaries	–	1
Dividends paid to minority interests	(3)	(3)
Dividends	(32)	(29)
	19	(85)
Effect of exchange rate changes on cash and cash equivalents	33	(1)
Net increase in cash and cash equivalents during the period	281	157
Cash and cash equivalents, beginning of period	1,227	890
Cash and cash equivalents, end of period	$ 1,508	$ 1,047

See accompanying notes

Magna International Inc.
Consolidated Balance Sheets

[Unaudited]
[United States dollars in millions]

	Note	March 31, 2003	December 31, 2002
ASSETS			
Current assets			
Cash and cash equivalents		$ 1,508	$ 1,227
Accounts receivable		2,275	2,140
Inventories		1,001	918
Prepaid expenses and other		93	84
		4,887	4,369
Investments		121	114
Fixed assets, net		4,530	4,415
Goodwill, net	2	476	467
Future tax assets		180	176
Other assets		622	601
		$ 10,806	$ 10,142
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness		$ 274	$ 272
Accounts payable		2,243	2,040
Accrued salaries and wages		356	312
Other accrued liabilities		221	199
Income taxes payable		42	62
Long-term debt due within one year		51	51
		3,187	2,936
Deferred revenue		95	92
Long-term debt		380	366
Debentures' interest obligation		108	106
Other long-term liabilities		190	186
Future tax liabilities		336	325
Minority interest	3	817	710
		5,113	4,721
Shareholders' equity			
Capital stock	4		
Class A Subordinate Voting Shares			
[issued: 94,520,386; December 31, 2002 – 94,477,224]		2,489	2,487
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 1,096,509]		1	1
Preferred Securities		277	277
Other paid-in capital		65	64
Retained earnings		2,696	2,570
Currency translation adjustment		165	22
		5,693	5,421
		$ 10,806	$ 10,142

See accompanying notes

Magna International Inc.
Notes to Interim Consolidated Financial Statements
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.   Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2003 and the results of operations and cash flows for the three-month periods ended March 31, 2003 and 2002.

2.   Goodwill and Other Intangible Assets

In 2002, the Company adopted the new accounting recommendations of The Canadian Institute of Chartered Accountants for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting segments. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

3.   Debentures Issued by Subsidiary

On March 27, 2003, Decoma issued Cdn.$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Decoma's Class A Subordinate Voting Shares is not less than Cdn.$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

The present value of the principal and interest of the subordinated debentures and the value ascribed to the holders conversion option are included in Decoma's equity. Accordingly, such amount is classified in minority interest in the Company's consolidated balance sheet.

4. Capital Stock

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at March 31, 2003 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at March 31, 2003	95.6
Stock options *[note 5]*	3.7
	99.3

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

5. Stock Based Compensation

[a]   The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

| | Options outstanding | | |
| | --- | --- | --- |
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2002	3,377,875	Cdn$89.19	1,958,375
Granted	320,000	Cdn$93.19	64,000
Exercised	(33,350)	Cdn$66.53	(33,350)
Outstanding at March 31, 2003	3,664,525	Cdn$88.03	1,989,025

[b]   The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of proforma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2003 and 2002 would have been as follows:

	Three months ended	
	March 31, 2003	March 31, 2002
Proforma net income	$ 160	$ 146
Proforma earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 1.62	$ 1.65
Diluted	$ 1.62	$ 1.57

The weighted average fair value of options granted during the three months ended March 31, 2003 was Cdn$21.78 [2002 – Cdn$25.08].

6. Segmented Information

	Three months ended March 31, 2003			Three months ended March 31, 2002		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 577	$ 45	$ 551	$ 515	$ 40	$ 480
Intier Automotive Inc.	1,032	29	470	879	26	406
Tesma International Inc.	269	25	268	211	21	257
Wholly Owned Automotive Operations						
Magna Steyr	527	4	455	479	10	326
Other Automotive Operations	1,126	109	981	816	96	828
Corporate and other	(35)	51	1,039	(28)	41	730
Total Automotive Operations	3,496	263	3,764	2,872	234	3,027
MEC	270	22	766	249	32	581
Total reportable segments	$ 3,766	$ 285	4,530	$ 3,121	$ 266	3,608
Current assets			4,887			3,869
Investments, goodwill and other assets			1,389			754
Consolidated total assets			$ 10,806			$ 8,231

7. Subsequent Events

[a] On April 16, 2003, having received all necessary regulatory approvals, MEC completed the acquisition of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs. The shares of Ontario Racing Inc., the owner of Flamboro Downs Holdings Limited, were transferred back to the Company.

[b] Subsequent to March 31, 2003, Decoma completed its agreement to acquire Federal Mogul's original equipment automotive lighting operations in Mexico, a distribution center in Texas, an assembly operation in Ohio and certain of the contracts and equipment at Federal Mogul's original equipment automotive lighting operations in Virginia. The total purchase price is $2 million plus an amount for inventory based on the final determination of the value of inventory on hand. The transaction closed on April 14, 2003 with a transition of the Virginia contracts and assets subsequent to April 14, 2003.

Shareholder Information

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

Corporate Offices

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Magna International of America, Inc.
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

Magna International Europe
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-600-0

MI Developments Inc.
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9
Telephone: (905) 713-6322

Group Offices

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-5200
www.intier.com

Closure Systems
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-2665

Interior Systems

United States
39600 Lewis Drive,
Novi, Michigan, USA 48377
Telephone: (248) 567-4000

Europe
Ostring 19,
D-63762 Grossostheim,
Germany
Telephone: 011-49-6026-992-0

Bircholt Road,
Parkwood Industrial Trading Estate
Maidstone, Kent, England
ME15 9XT
Telephone: 011-44-162-268-6311

Magna Steyr
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

North America
1700 Harmon, Suite 3
Auburn Hills, Michigan, USA 48326
Telephone: (248) 393-7666

Decoma International Inc.
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

Europe
Im Ghai
D-73776 Altbach, Germany
Telephone: 011-49-7153-65-0

United States
600 Wilshire Drive
Troy, Michigan, USA 48084-1625
Telephone: (248) 729-2500

Cosma International
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-9000

Europe
Amsterdamer Strasse 230
D-50735 Köln, Germany
Telephone: 011-49-221-976-5230

United States
1807 East Maple Road
Troy, Michigan, USA 48083
Telephone: (248) 524-5300

Tesma International Inc.
1000 Tesma Way
Concord, Ontario, Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

Europe
Tesma Allee 1,
8261 Sinabelkirchen, Austria
Telephone: 011-43-3118-2055-140

United States
23300 Haggerty Road, Suite 200
Farmington Hills, Michigan, USA 48335
Telephone: (248) 888-5550

Magna Donnelly
49 West Third Street
Holland, Michigan, USA 49423
Telephone: (616) 686-7000
www.magnadonnelly.com

Europe
Industriestrasse 3,
D-97959 Assamstadt, Germany
Telephone: 011-49-6294-909-0

Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magnaentertainment.com

United States
285 West Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223

Exchange Listings

Class A Subordinate Voting Shares
 – The Toronto Stock Exchange   **(MG.A)**
 – The New York Stock Exchange **(MGA)**
Class B Shares – The Toronto Stock Exchange   **(MG.B)**

8.65% Series A Preferred Securities – The Toronto Stock Exchange   **(MG.PR.A)**
8.875% Series B Preferred Securities – The New York Stock Exchange   **(MGAPRB)**

Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares
Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633

United States – Class A Subordinate Voting Shares
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado, USA 80801
Telephone: (303) 262-0600
www.computershare.com

2002 Annual Report

Copies of the 2002 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval
(SEDAR) which can be accessed at: www.sedar.com and on the Securities and Exchange Commissions Electronic Data Gathering, Analysis, and Retrieval
System (EDGAR) which can be accessed at www.sec.gov



Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

www.magna.com

Printed in Canada